UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Annual Financial Report

12 March 2021

CRH plc (the "Company")

2020 Annual Report and Form 20-F

The 2020 Annual Report and Form 20-F (the "Annual Report") has been published by the Company and is available here:

https://www.crh.com/media/3532/crh-annual-report-2020.pdf

The Annual Report has also been submitted to the U.K. National Storage Mechanism and Euronext Dublin and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

and at:

Companies Announcement Office
Euronext Dublin
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 617 4200

The Annual Report is expected to be posted to those shareholders who have requested a hard copy on 31 March 2021.

In addition, the Annual Report has today been filed with the US Securities and Exchange Commission. Shareholders resident in the United States may request a hard copy free of charge.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 12 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary